Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(in millions, except ratios)	2014	2013

Income before income taxes	$1,470	$1,220
Interest	92	92
Portion of rentals deemed to be interest	17	16
Income available for fixed charges	$1,579	$1,328

Fixed charges:
Interest	$92	$92
Portion of rentals deemed to be interest	17	16
Total fixed charges	$109	$108

Ratio of earnings to fixed charges	14.54	12.26

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.